Endeavour Silver Reports Financial Results for Third Quarter, 2016; Conference Call at 11am PDT (2pm EDT) Today

VANCOUVER, BC -- (Marketwired - November 03, 2016) - Endeavour Silver Corp. (NYSE: EXK) (TSX: EDR) released today its financial results for the third quarter ended September 30, 2016. Endeavour owns and operates three underground silver-gold mines in Mexico: the Guanaceví mine in Durango state, and the Bolañitos and El Cubo mines in Guanajuato state.

The Company's financial performance in the Third Quarter, 2016 improved compared to the Third Quarter, 2015. Earnings were up as a result of higher metal prices and lower operating costs. Management continued to strengthen the balance sheet by generating free cash flow and completing its second ATM equity offering during the third quarter (click here for an audio review of Q3 highlights).

Highlights of Third Quarter 2016 (Compared to Third Quarter, 2015)

Financial

--  Net earnings of $5.6 million(1) ($0.04 per share) compared to a net loss of $14.1 million (loss of $0.14 per share)
--  EBITDA(2) increased 703% to $10.8 million
--  Cash flow from operations before working capital changes increased 72%
    to $8.2 million
--  Mine operating cash flow before taxes(1) increased 48% to $17.8 million
--  Revenue decreased 1% to $42.1 million
--  Realized silver price increased 31% to $19.16 per ounce (oz) sold
--  Realized gold price increased 25% to $1,340 per oz sold
--  Cash costs(2) decreased 35% to $5.27 per oz silver payable (net of gold credits)
--  All-in sustaining costs (AISC)(2) decreased 24% to $11.47 per oz silver payable (net of gold credits)
--  Raised net proceeds of $13.9 million in Q3, 2016 to complete second ATM equity financing
--  Cash increased 308% to $83.2 million and working capital increased 433%
    to $91.9 million from year end

Operations

--  Silver production decreased 29% to 1,284,646 oz
--  Gold production decreased 6% to 14,364 oz
--  Silver equivalent production was 2.4 million oz (at a 75:1 silver: gold ratio)
--  Silver oz sold down 35% to 1,200,466 oz
--  Gold oz sold down 3% to 14,228 oz
--  Bullion inventory at quarter-end included 189,831 oz silver and 334 oz gold
--  Concentrate inventory at quarter-end included 22,384 oz silver and 498 oz gold
--  Acquired prospective Parral exploration properties in the Parral
    District, Chihuahua
--  Raised 2016 production guidance to 9.0 million to 9.8 million oz silver equivalent, increased capital budget to $17.4 million and exploration budget to $10.1 million to accelerate growth projects, including 23,000 metres extra drilling

1.  The Consolidated Interim Financial Statements and Management's
    Discussion & Analysis can be viewed on the Company's website at
    www.edrsilver.com, on SEDAR at www.sedar.com and EDGAR at www.sec.gov.
    All amounts are reported in US$
2.  Mine operating cash flow, EBITDA, cash costs and all-in sustaining costs are non-IFRS measures. Please refer to the definitions in the Company's
    Management Discussion & Analysis

Endeavour CEO Bradford Cooke commented, "Our financial performance in the third quarter was much improved thanks to higher metal prices and lower operating costs. Having successfully minimized our all-in sustaining costs and boosted our free cash flows in recent quarters, management continued to focus on optimizing near-term production and long-term growth in Q3, 2016.

"As a result of our growing cash position in recent quarters, we elected to increase our exploration and development budgets in H2, 2106, which means our AISC should rise in Q4, 2016. Notwithstanding, we are well ahead of our production targets and below our cost targets for the year so we expect to readily meet our guidance on both in 2016.

"We currently have 12 drill rigs working on six projects to grow our resource base. With the recent acquisition of the Parral properties to our project pipeline, Endeavour now has one of the strongest organic growth profiles in the silver mining sector."

Operations Update

At Guanaceví, plant throughput of 892 tonnes per day (tpd) in Q3, 2016 continued to lag behind plan as the mining contractor focused on accelerating mine development, and company personnel focused on improving underground services, including power, dewatering and ventilation. Due to variations in the ore-bodies, grades were lower than plan for the quarter. Management expects throughput to improve in the fourth quarter.

The Company is initiating a $2.8 million capital investment program in Q4, 2016, as part of a three-year, $8.4 million capital investment for mine development and ramp down into the Santa Cruz Sur ore-body. This investment will provide access to an indicated resource of over 650,000 tonnes grading 250 g/t silver and 0.70 g/t gold. The currently defined ore-body is open to the south and at depth.

At Bolañitos, plant throughput averaging 1,442 tpd in Q3, 2016 continued to exceed plan due in part to the draw-down of an historical ore stockpile and mining of new extensions of the LL-Asunción ore-body in and around historic mine workings. Bolañitos is significantly ahead of production guidance for the year.

The Company commenced a $1.7 million capital investment program in Q3, 2016 to develop the Plateros orebody located close to the existing LL-Ascunción mine workings. The development is accessing an indicated resource of over 130,000 tonnes grading 116 g/t silver and 1.61 g/t gold, still open at depth.

At El Cubo, plant throughput of 1,531 tpd in Q3, 2016 also exceeded plan, as development opened up new areas for mining at Santa Cecilia. Production is expected to continue close to 1,500 tpd in the fourth quarter. El Cubo is also significantly ahead of production guidance for the year.

The Company commenced a $1.6 million program in Q3, 2016 to extend the V-Asunción ramp to depth an additional 1.6 km in order to access an indicated resource of more than 300,000 tonnes grading 141 g/t silver and 1.55 g/t gold. The V-Asunción ore-body extends well south of the current mine plan.

Financial Results

For the third quarter ended September 30, 2016, the Company generated revenue totaling $42.1 million (2015 - $42.7 million). During the quarter, the Company sold 1,200,467 silver oz and 14,228 gold oz at realized prices of $19.16 and $1,340 per oz respectively, compared to sales of 1,844,556 silver oz and 14,599 gold oz at realized prices of $14.67 and $1,074 per oz respectively in Q3, 2015.

After cost of sales of $26.9 million (2015 - $40.6 million), mine operating earnings amounted to $15.2 million (2015 - $2.1 million) from mining and milling operations in Mexico. Excluding depreciation and depletion of $2.8 million (2015 - $9.8 million), and share-based compensation recovery of $0.2 million (2015 - $0.1 million expense), mine operating cash flow before taxes was $17.8 million (2015 - $12.0 million) in Q3, 2016. Net earnings were $5.6 million (2015 - net loss of $14.1 million) after exploration expense of $2.4 million (2015 - $1.1 million) and corporate general and administrative costs of $2.8 million (2015 - $1.8 million).

Consolidated cash costs of production were $5.27 per oz, net of gold by-product credits in Q3, 2016, significantly lower than the $8-9 per oz guidance due to higher throughput, depreciation of the Mexican peso, and higher gold prices impacting the gold credit. Management expects cash costs to rise slightly in the fourth quarter but on an annual basis should be significantly lower than company guidance.

All-in sustaining costs (AISC) in accordance with the World Gold Council standard were $11.47 per oz, net of gold by-product credits, in Q3, 2016, substantially lower than the $12-13 per oz AISC guidance due to reduced cash operating costs and lower sustaining investments. Management expects AISC to rise in the fourth quarter with an increase in sustaining mine development and exploration expenditures but on an annual basis should be lower than company guidance.

Cash holdings at the end of Q3, 2016 grew to $83.2 million and working capital rose to $91.9 million which is sufficient for the Company to meet its short- and medium-term growth goals.

Conference Call

A conference call to discuss the results will be held on Thursday, November 3 at 10am PDT (1pm EDT). To participate in the conference call, please dial the following:

Toll-free in Canada and the US: 1-800-319-4610

Local Vancouver: 604-638-5340

Outside of Canada and the US: 1-604-638-5340

No pass-code is necessary to participate in the conference call.

A replay of the conference call will be available by dialing 1-800-319-6413 in Canada and the US (toll-free) or 1-604-638-9010 outside of Canada and the US. The required pass-code is 0867#. The audio replay and a written transcript will also be made available on the Company's website at www.edrsilver.com.

About Endeavour - Endeavour is a mid-tier silver mining company focused on growing production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted nine consecutive years of accretive growth of its silver mining operations. Endeavour's three silver-gold mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour's goal to become a premier senior silver producer.

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of the United States private securities litigation reform act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour's anticipated performance in 2016 and the timing and results of various activities. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company's title to properties; as well as those factors described in the section "risk factors" contained in the Company's most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company's mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management's expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

ENDEAVOUR SILVER CORP.
COMPARATIVE HIGHLIGHTS

----------------------------------------------------------------------------
            Three Months Ended                Nine Months Ended
                  September 30                September 30
                             Q3 2016 Highlights
                           %                                             %
    2016        2015    Change                    2016        2015    Change
----------------------------------------------------------------------------
                                 Production
----------------------------------------------------------------------------
                                Silver ounces
 1,284,646   1,820,282   (29%)    produced     4,346,562   5,445,901   (20%)
                                 Gold ounces
   14,364      15,319    (6%)     produced       45,973      44,557     3%
                               Payable silver
 1,258,408   1,773,459   (29%)     ounces      4,243,199   5,305,309   (20%)
                                  produced
                                Payable gold
   13,939      14,961    (7%)      ounces        44,657      43,512     3%
                                  produced
                                   Silver
                                 equivalent
 2,361,946   2,892,612   (18%)     ounces      7,794,537   8,564,891   (9%)
                                  produced
                               Cash costs per
    5.27        8.11     (35%)  silver ounce      6.13        7.96     (23%)
                                    Total
                                 production
    7.28       13.57     (46%)    costs per       8.92       13.48     (34%)
                                    ounce
                                   All-in
                                 sustaining
   11.47       15.05     (24%)    costs per      11.01       15.07     (27%)
                                    ounce
                                  Processed
  355,611     404,878    (12%)     tonnes      1,141,362   1,157,415   (1%)
                                   Direct
                                 production
   71.18       75.07     (5%)     costs per      72.89       80.05     (9%)
                                    tonne
                                 Silver co-
   11.06       10.33      7%    product cash     10.60       10.68     (1%)
                                    costs
                                  Gold co-
    773         756       2%    product cash      808         774       4%
                                    costs
----------------------------------------------------------------------------
                                  Financial
----------------------------------------------------------------------------
                                   Revenue
    42.1        42.7     (1%)   ($ millions)     128.1       141.6     (10%)
                                Silver ounces
 1,200,466   1,844,556   (35%)      sold       4,205,575   5,619,126   (25%)
                                 Gold ounces
   14,228      14,599    (3%)       sold         44,847      44,195     1%
                                  Realized
   19.16       14.67      31%   silver price     16.80       16.05      5%
                                  per ounce
                                Realized gold
   1,340       1,074      25%     price per      1,281       1,163      10%
                                    ounce
                                Net earnings
    5.6        (14.1)    140%      (loss)         9.1        (13.7)    167%
                                ($ millions)
                               Mine operating
                                  earnings
    15.2        2.1      622%      (loss)         34.4        18.0      91%
                                ($ millions)
                               Mine operating
    17.8        12.0      48%     cash flow       46.5        48.0     (3%)
                                ($ millions)
                               Operating cash
                                 flow before
    8.2         4.8       72%      working        25.1        29.6     (15%)
                                   capital
                                   changes
                                  Earnings
    10.8        1.3      703%    before ITDA      29.6        28.6      4%
                                   Working
    91.9        20.4     350%      capital        91.9        20.4     350%
                                ($ millions)
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                                Shareholders
----------------------------------------------------------------------------
                                  Earnings
    0.04       (0.14)    129%    (loss) per       0.08       (0.13)    100%
                                share - basic
                               Operating cash
                                 flow before
                                   working
    0.07        0.05      40%      capital        0.22        0.29     (24%)
                                 changes per
                                    share
                                  Weighted
125,277,591 101,976,901   23%  average shares 114,426,580 101,976,901   12%
                                 outstanding
----------------------------------------------------------------------------

(1) Silver equivalent ounces calculated using 75:1 ratio in 2016 and 70:1 in
    2015
(2) Cost metrics, EBITDA, mine operating cash flow, operating cash flow before working capital changes are non-IFRS measures. Please refer to the definitions in the Company's Management Discussion & Analysis.

ENDEAVOUR SILVER CORP.
CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(expressed in thousands of U.S. dollars)

---------------------------------------------------------------------------
                                 Three Months Ended      Nine Months Ended
                               Sept. 30,    Sept. 30   Sept. 30,   Sept. 30
                                  2016        2015        2016       2015
----------------------------------------------------------------------------

Operating activities
Net earnings (loss) for the
 period                       $    5,586  $  (14,079) $    9,114  $ (13,696)
Items not affecting cash:
  Share-based compensation           775         735       2,636      2,329
  Depreciation and depletion       2,834       9,849      12,267     29,824
  Deferred income tax expense
   (recovery)                       (654)      3,110        (711)     5,188
  Unrealized foreign exchange
   loss (gain)                       723          48         589        196
  Loss on available for sale
   assets                              -           -         269          -
  Settlement of derivative
   liability                      (1,372)          -           -          -
  Finance costs                      345         338         926        950
  Write down of marketable
   securities                          -       4,785           -      4,785
Net changes in non-cash
 working capital                   8,071        (747)     (1,425)    (2,188)
----------------------------------------------------------------------------
Cash from (used in) operating
 activities                       16,308       4,039      23,665     27,388
----------------------------------------------------------------------------

Investing activites
  Property, plant and
   equipment expenditures         (5,508)     (9,291)    (12,717)   (27,308)
  Proceeds from disposition
   of available for sale
   assets                              -           -         448          -
  Investment in long term
   deposits                            -           -         133          -
----------------------------------------------------------------------------
Cash used in investing
 activities                       (5,508)     (9,291)    (12,136)   (27,308)
----------------------------------------------------------------------------

Financing activities
  Repayment of revolving
   credit facility                (2,500)     (3,000)    (10,500)    (7,000)
  Repayment of obligation
   under finance lease               (76)       (224)       (465)      (224)
  Debt issuance costs                  -           -        (474)         -
  Interest paid                     (243)       (257)       (632)      (706)
  Public equity offerings         14,229           -      55,353          -
  Exercise of options and
   warrants                        5,263           -      10,548          -
  Share issuance costs              (497)          -      (1,943)         -
----------------------------------------------------------------------------
Cash from (used in) financing
 activites                        16,176      (3,481)     51,887     (7,930)
----------------------------------------------------------------------------

Increase (decrease) in cash
 and cash equivalents             26,976      (8,733)     63,416     (7,850)
Effect of exchange rate
 change on cash and cash
 equivalents                        (584)       (235)       (589)      (383)
Cash and cash equivalents,
 beginning of period              56,848      31,780      20,413     31,045
----------------------------------------------------------------------------
Cash and cash equivalents,
 end of period                $   83,240  $   22,812  $   83,240  $  22,812
----------------------------------------------------------------------------

This statement should be read in conjunction with the condensed consolidated interim financial statements for the period ended September 30, 2016 and the related notes contained therein.

ENDEAVOUR SILVER CORP.
CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME
(expressed in thousands of US dollars, except for shares and per share amounts)

---------------------------------------------------------------------------
                          Three Months Ended          Nine Months Ended
                       Sept. 30,     Sept. 30,     Sept. 30,     Sept. 30,
                          2016          2015          2016          2015
----------------------------------------------------------------------------
Revenue              $     42,066  $     42,737  $    128,117  $    141,565

Cost of sales:
  Direct production
   costs                   24,033        30,447        80,852        92,807
  Royalties                   247           304           732           795
  Share-based
   compensation              (208)          109            78           349
  Depreciation and
   depletion                2,761         9,768        12,059        29,604
  --------------------------------------------------------------------------
                           26,833        40,628        93,721       123,555
Mine operating
 earnings                  15,233         2,109        34,396        18,010

Expenses:
  Exploration               2,361         1,173         5,468         4,726
  General and
   administrative           2,827         1,812         8,010         6,215
  --------------------------------------------------------------------------
                            5,188         2,985        13,478        10,941

Operating earnings
 (loss)                    10,045          (876)       20,918         7,069

Finance costs                 345           370           926         1,037

Other income
 (expense):
  Write down of
   marketable
   securities                   -        (4,785)            -        (4,785)
  Foreign exchange         (1,650)       (2,964)       (2,983)       (4,335)
  Investment and
   other                     (426)          121          (610)          805
  --------------------------------------------------------------------------
                           (2,076)       (7,628)       (3,593)       (8,315)
Earnings (loss)
 before income taxes        7,624        (8,874)       16,399        (2,283)

Income tax expense
 (recovery):
  Current income tax        2,731         2,095         7,622         6,225
  Deferred income
   tax                       (693)        3,110          (337)        5,188
  --------------------------------------------------------------------------
                            2,038         5,205         7,285        11,413
----------------------------------------------------------------------------
Net earnings (loss)
 for the period             5,586       (14,079)        9,114       (13,696)
----------------------------------------------------------------------------

Other comprehensive
 income (loss), net
 of tax
  Unrealized gain
   (loss) on
   available for
   sale investments             4           633           (58)          (27)
  Reclassification
   of gain (loss) on
   available for
   sale investments,
   included in the
   net loss                     -         4,785           269         4,785
----------------------------------------------------------------------------
Total other
 comprehensive
 income (loss) for
 the period                     4         5,418           211         4,758
----------------------------------------------------------------------------

----------------------------------------------------------------------------
Comprehensive income
 (loss) for the
 period              $      5,590  $     (8,661) $      9,325  $     (8,938)
----------------------------------------------------------------------------

Basic earnings
 (loss) per share
 based on net
 earnings            $       0.04  $      (0.14) $       0.08  $      (0.13)
----------------------------------------------------------------------------
Diluted earnings
 (loss) per share
 based on net
 earnings            $       0.04  $      (0.14) $       0.08  $      (0.13)
----------------------------------------------------------------------------

Basic weighted
 average number of
 shares outstanding   125,277,591   101,976,901   114,426,580   101,976,901
----------------------------------------------------------------------------
Diluted weighted
 average number of
 shares outstanding   127,414,848   101,976,901   115,916,906   101,976,901
----------------------------------------------------------------------------

This statement should be read in conjunction with the condensed consolidated interim financial statements for the period ended September 30, 2016 and the related notes contained therein.

ENDEAVOUR SILVER CORP.
CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(expressed in thousands of US dollars)

----------------------------------------------------------------------------
                                               September 30,   December 31,
                                                    2016           2015
----------------------------------------------------------------------------
ASSETS

Current assets
  Cash and cash equivalents                    $      83,240  $      20,413
  Investments                                            108            614
  Accounts receivable                                 25,924         24,343
  Inventories                                         11,995         17,350
  Prepaid expenses                                     1,230          2,510
----------------------------------------------------------------------------
Total current assets                                 122,497         65,230

Non-current deposits                                     798            855
Deferred income tax asset                                  -            223
Mineral properties, plant and equipment               56,193         47,925
----------------------------------------------------------------------------
Total assets                                   $     179,488  $     114,233
----------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
  Accounts payable and accrued liabilities     $      16,138  $      18,949
  Finance lease obligation                               276          1,180
  Income taxes payable                                 4,147          5,844
  Credit facility                                     10,000         22,000
----------------------------------------------------------------------------
Total current liabilities                             30,561         47,973

Credit facility - long term                            1,500              -
Provision for reclamation and rehabilitation           7,825          7,762
Deferred income tax liability                          6,689          7,623
----------------------------------------------------------------------------
Total liabilities                                     46,575         63,358
----------------------------------------------------------------------------

Shareholders' equity
Share capital, unlimited common shares
 authorized, no par value, issued and
 outstanding 125,882,181 shares (Dec 31, 2015
 - 102,776,470 shares)                               444,392        368,898
Contributed surplus                                    6,319          9,465
Accumulated comprehensive income (loss)                   66           (145)
Retained earnings (deficit)                         (317,864)      (327,343)
----------------------------------------------------------------------------
Total shareholders' equity                           132,913         50,875
----------------------------------------------------------------------------
Total liabilities and shareholders' equity     $     179,488  $     114,233
----------------------------------------------------------------------------

This statement should be read in conjunction with the condensed consolidated interim financial statements for the period ended September 30, 2016 and the related notes contained therein.

Contact Information - For more information, please contact:
Meghan Brown
Director Investor Relations
Toll free: 1-877-685-9775
Tel: 604-640-4804
Fax: 604-685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com